KIRKLAND LAKE GOLD REPORTS STRONG EARNINGS AND CASH FLOW IN Q2 2018, IMPROVES 2018 PRODUCTION AND COST GUIDANCE

Toronto, Ontario - August 1, 2018 - Kirkland Lake Gold Ltd. (“Kirkland Lake Gold” or the “Company”) (TSX:KL) (NYSE:KL) (ASX:KLA) today announced the Company’s financial and operating results for the second quarter (“Q2 2018”) and first six months (“YTD 2018”) of 2018. Q2 2018 results include strong earnings growth, record cash flow from operations1 and a significant increase in the Company’s cash position. The Company also announced improvements to full-year 2018 consolidated guidance, with production for the year now targeted at over 635,000 ounces with operating cash costs per ounce sold expected to average $400 - $425. Full-year guidance for the Fosterville and Macassa mines was also improved. The Company’s full financial statements and management discussion & analysis are available on SEDAR at www.sedar.com and on the Company’s website at www.klgold.com. All dollar amounts are in U.S. dollars, unless otherwise noted.

Key highlights of the Q2 2018 results include:

•
Strong growth in net earnings: Net earnings totaled $61.5 million ($0.29 per basic share “/share”), 78% increase from $34.6 million ($0.17/share) in Q2 2017 and 23% higher than $50.0 million ($0.24/share) in Q1 2018.

•	Adjusted net earnings: Adjusted net earnings totaled $63.4 million ($0.30/share) versus $39.3 million ($0.19/share) in Q2 2017 and $52.6 million ($0.25/share).

•	Record quarterly cash flow from operations: Record cash flow from operating activities[1] of $120.9 million, 56% higher than $77.5 million in Q2 2017 and 35% increase from $89.6 million in Q1 2018.

•	Substantial free cash flow: Free cash flow[2] growth to $60.7 million, 18% increase from $51.2 million in Q2 2017 and 21% higher than $50.2 million in Q2 2018.

•	Record quarterly EBITDA:[1,2,3] Record EBITDA of $123.7 million, 30% higher than 95.1 million in Q2 2017 and 17% increase from previous quarterly record of $105.9 million in Q1 2018.

•	Strong cash position: Cash increased $43.1 million or 16% to $318.4 million at June 30, 2018 from $275.3 million at March 31, 2018, and $86.8 million or 37% from $231.6 million at the end of 2017.

•
Low unit costs: Production costs totaled $66.5 million in Q2 2018. Operating cash costs per ounce sold[2] averaged $404, 16% improvement from $482 in Q2 2017 and 10% better than $447 in Q1 2018. All-in sustaining cost (“AISC”) per ounce sold[2] averaged $757 compared to $729 in Q2 2017 and $833 in Q1 2018.

•	Production ahead of plan: Production totaled 164,685 ounces, 3% increase from 160,305 ounces in Q2 2017 and 12% higher than 147,644 ounces in Q1 2018.

•
Capital expenditures: Sustaining capital expenditures[2] totaled $44.1 million ($86.2 million for YTD 2018), while growth capital expenditures totaled $11.1 million ($15.7 million for YTD 2018), excluding capitalized exploration expenditures. Work related to key projects to ramp up in second half of 2018.

•
Exploration expenditures: Exploration expenditures totaled $25.3 million ($43.9 million for YTD 2018), including capitalized exploration expenditures, with recent results including the continued intersection of high-grade mineralization outside existing Mineral Resources at Macassa, as well as additional high-grade, visible-gold bearing intersections at the Swan Zone at Fosterville in support of further growth Swan Zone Mineral Reserves.

•
Quarterly dividend increased on May 2, 2018 to $0.03/share effective the second quarter 2018 quarterly dividend payment, paid on July 13, 2018 (Q1 2018 quarterly dividend of $0.02/share paid on April 13, 2018).

(1)	Of continuing operations.

(2)	See “Non-IFRS Measures” later in this press release and starting on page 32 of the Company’s MD&A for the three and six months ended June 20, 2018.

(3)	Refers to Earnings before Interest, Taxes, Depreciation, and Amortization.

Key highlights of YTD 2018 results include:

•	Record first-half financial results:

▪	Net earnings of $111.5 million ($0.53/share), 134% increase from $47.7 million ($0.23/share) for YTD 2017

▪	Cash flow from operating activities of $210.5 million, 45% growth from $145.3 million for YTD 2017

▪	Free cash flow totaling $110.9 million, 24% higher than $89.7 million for YTD 2017

▪	EBITDA of $224.3 million, 38% increase from $162.0 million for YTD 2017.

•	Strong YTD production and unit cost performance versus full-year 2018 guidance

▪	Production of 312,329 ounces, 7% increase from YTD 2017. Based on YTD 2018 results, improved full-year 2018 production guidance was announced today including:

◦	Consolidated production guidance increased to over 635,000 ounces from over 620,000 ounces previously

◦	Fosterville production guidance increased to 275,000 ounces - 300,000 ounces from 260,000 - 300,000 ounces previously (YTD 2018: 141,305 ounces)

◦	Macassa production guidance improved to 220,000 - 225,000 ounces from 215,000 - 225,000 ounces previously (YTD 2018: 114,609 ounces).

▪	Operating cash cost per ounce sold of $424, 19% better than YTD 2017. Based on YTD 2018 results, improved full-year 2018 operating cash cost per unce guidance was announced today, including:

◦	Consolidated production guidance improved to $400 - $425 from $425 - $450

◦	Fosterville operating cash cost per ounce sold guidance improved to $250 - $270 from $270 - $290 previously (YTD 2018: $261)

◦	Macassa operating cash cost per ounce sold guidance improved to $460 - $480 from $475 - $500 (YTD 2018: $453).

▪	AISC per ounce sold of $793, similar to YTD 2017 and in line with guidance of $750 - $800.

Tony Makuch, President and Chief Executive Officer of Kirkland Lake Gold, commented: “Positive grade performance at Fosterville and Macassa was a key driver of our strong second quarter performance and record first-half financial results. At Fosterville, our average grade for Q2 2018 of 20.6 grams per tonne was well ahead of expected levels, with the mine benefiting from a record month in June, producing 31,710 ounces at 30.4 grams per tonne. At Macassa, our stopes around the 5,700-foot level, the deepest mining done to date in the South Mine Complex, are high-grade stopes that have outperformed, which resulted in record quarterly production in Q2 2018 of 60,571 ounces at an average grade of 21.5 grams per tonne. Based on the strong results at both mines in the first half of the year, we have improved the full-year 2018 guidance for production and operating cash costs per ounce sold for both Fosterville and Macassa, as well as on a consolidated basis.

“Turning to our growth plans, as expected, the level of work at our key projects is picking up and will continue to accelerate over the balance of the year. At Macassa, surface excavation for the #4 shaft is advancing and we are on track to commence shaft collaring, headframe construction and hoist installation during the second half of the year. We remain on track to commence full-face shaft sinking by the second quarter of 2019 and to achieve completion of phase one of the shaft project by early in 2022. At Fosterville, the rate of underground development related to our ventilation project increased during Q2 2018, while construction of our new water treatment plant continued to progress, as did the drilling of the surface holes for our new paste plant, with plant construction to commence shortly. We have also completed installation of a second gravity circuit at our Fosterville mill, with the circuit becoming operational as of the end of July. Our growth projects at Fosterville remain on track for completion on or close to the original target dates, in support of our goal to reach over 400,000 ounces of annual gold production at Fosterville by 2020.”

Review of Financial and Operating Performance
The following discussion provides key summarized consolidated financial and operating information for the three and six months ended June 30, 2018 and 2017. Results for the three and six months ended June 30, 2017 include production and costs related to the Northern Territory operations in Australia, which were placed on care and maintenance effective June 30, 2017. Also, results for Q2 and YTD 2017 have been restated to exclude discontinued operations, related to the sale of the Stawell Mine.

Table 1. Financial Highlights

(in thousands of dollars, except per share amounts)	Three months ended June 30, 2018	Three months ended June 30, 2017 (Restated)(1)	Six months ended June 30, 2018	Six months ended June 30, 2017 (Restated)(1)
Revenue	$214,653	$189,894	$412,890	$358,422
Production costs	66,494	72,926	137,977	153,535
Earnings before income taxes	90,109	56,103	161,997	84,256
Loss from discontinued operations	—	(3,790)	—	(6,025)
Net earnings	$61,486	$34,571	$111,523	$47,704
Basic earnings per share from continuing operations	$0.29	$0.18	$0.53	$0.26
Diluted earnings per share from continuing operations	$0.29	$0.17	$0.52	$0.26
Total basic earnings per share	$0.29	$0.17	$0.53	$0.23
Total diluted earnings per share	$0.29	$0.16	$0.52	$0.23
Cash flow provided by operating activities of continuing operations	$120,912	$77,471	$210,549	$145,345
Cash investment in mine development and PPE	$60,260	$26,270	$99,688	$55,596

(1)	To reflect the sale of Stawell in December 2017 as a discontinued operation.

Table 2. Operating Highlights

	Three months ended June 30, 2018	Three months ended June 30, 2017 (Restated)(1)	Six months ended June 30, 2018	Six months ended June 30, 2017 (Restated)(1)
Tonnes milled	406,185	550,057	823,541	1,070,944
Grade (g/t Au)	13.1	9.5	12.3	8.8
Recovery (%)	96.4%	95.5%	96.3%	95.5%
Gold produced (oz)	164,685	160,305	312,329	290,733
Gold Sold (oz)	164,305	151,208	312,068	289,109
Averaged realized price ($/oz sold)(2)	1,301	1,257	1,316	1,242
Operating cash costs per ounce ($/oz sold)(2)	404	482	424	521
AISC ($/oz sold)(2)	757	729	793	794
Adjusted net earnings from continuing operations(2)	$63,441	$39,290	$116,002	$56,778
Adjusted net earnings per share from continuing operations(2)	$0.30	$0.19	$0.55	$0.27

(1)	To reflect the sale of Stawell in December 2017 as a discontinued operation.

(2)	Non-IFRS - the definition and reconciliation of these Non-IFRS measures are included on pages 32-37 of this MD&A.

Revenue

Revenue in Q2 2018 totaled $214.7 million, an increase of 13% from $189.9 million in Q2 2017. Compared to Q2 2017, higher gold sales in Q2 2018 increased revenue by $16.5 million, with a total of 164,305 ounces sold in Q2 2018 versus 151,208 ounces being sold in Q2 2017. The increase is gold sales was largely attributable to Macassa, where ounces sold grew by 35%, to 62,725 ounces, driven by record quarterly production of 60,571 ounces in Q2 2018. Gold sales at Fosterville increased 8%, to 75,100 ounces from 69,337 ounces in Q2 2017. A $44 per ounce or 4% increase in the average realized gold price per ounce, to $1,301 in Q2 2018 from $1,257 in Q2 2017, contributed $7.2 million to the growth in revenue in Q2 2018 from a year earlier, with there also being a $1.1 million favourable impact from foreign exchange rate changes.

Q2 2018 revenue increased 8% from $198.2 million in Q1 2018. An 11% increase in gold sales, from 147,763 ounces in Q1 2018, had a $22.0 million favourable impact on revenue compared to the previous quarter. This favourable impact was only partially offset by a $5.3 million negative impact on revenue from a 2% reduction in the average realized gold price per ounce ($1,301 in Q2 2018 versus $1,333 in Q1 2018), as well as a $0.3 million reduction related to changes in foreign exchange.
Revenue for YTD 2018 totaled $412.9 million, an increase of $54.5 million or 15% from $358.4 million for the same period in 2017. Of the $54.5 million increase in revenue, $28.6 million resulted from an 8% increase in gold sales, to 312,068 ounces for YTD 2018 from 289,109 ounces for YTD 2017. An additional $23.1 million of the growth in revenue related to a $74 per ounce increase in the average realized gold price per ounce, to $1,316 for YTD 2018 versus $1,242 for YTD 2017, while changes to foreign exchange rates had a $2.7 million favourable impact on YTD revenue year over year. The increase in gold sales for YTD 2018 mainly resulted from strong production growth at both Macassa and Fosterville. Production at Macassa for YTD 2018 totaled 114,609 ounces compared to 94,422 ounces for YTD 2017. At Fosterville, YTD 2018 production totaled 141,305 ounces versus 123,153 ounces for the same period in 2017. The increases in production at both Macassa and Fosterville reflected a significant improvement in average grades at both mines, reflecting the mining of higher grade stopes, as well as the benefit of favourable grade reconciliations and improved grade control practices.

Earnings from Mine Operations

Earnings from mine operations in Q2 2018 totaled $109.5 million, an increase of 45% from $75.7 million in Q2 2017 and 12% higher than $98.2 million the previous quarter. The increase from the same period in 2017 reflected strong revenue growth, as well as lower production costs, largely due to the inclusion of $15.7 million of production costs for the Northern Territory operations in Q2 2017 prior to the mine being placed on care and maintenance effective June 30, 2017. Also contributing to the year-over-year improvement in earnings from mine operations was a $3.4 million or 9% reduction in depletion and depreciation costs, as the impact of higher gold production was more than offset by a significant increase in the level of Mineral Reserves and Mineral Resources at the Company’s operations following the release of the Company’s December 31, 2017 Mineral Reserve and Mineral Resource estimates on February 20, 2018. Royalty expense in Q2 2018 totaled $6.2 million versus $5.4 million in Q2 2017, with the increase mainly reflecting higher sales volumes. The increase in earnings from mine operations from the previous quarter related to revenue growth, the impact of which was partially offset by higher levels of depletion and depreciation costs in line with greater production volumes during Q2 2018.

For YTD 2018, earnings from mine operations totaled $202.2 million, a $78.7 million or 64% increase from $123.5 million for the same period in 2017. The increase reflected revenue growth of 15%, as well as lower production costs and depletion and depreciation costs. Lower production costs for YTD 2018 reflected the inclusion of $31.5 million of production costs related to the Northern Territory operations in the first half of 2017. A $10.9 million or 15% reduction in depletion and depreciation costs resulted from the increase in Mineral Reserves and Mineral Resources included in the December 31, 2017 Mineral Reserve and Mineral Resource estimates. Royalty expense for YTD 2018 totaled $12.2 million compared to $10.1 million for YTD 2017, with the increase reflecting higher sales volumes in YTD 2018.

Unit Cost Performance (See Non-IFRS measures)

Operating cash costs per ounce sold averaged $404 in Q2 2018, a 16% improvement from $482 in Q2 2017 largely reflecting a 55% improvement in the average grade at Macassa compared to the second quarter a year earlier. Operating cash costs per ounce sold at Macassa averaged $414, a 19% improvement from $512 in Q2 2017. Q2 2018 operating cash costs per ounce improved 10% from $447 in Q1 2018 mainly due to improvements of 23% and 8%, respectively, in the average grades at Fosterville and Macassa, compared to Q1 2018. AISC per ounce sold in Q2 2018 averaged $757 compared $729 in Q2 2017, with the increase related to higher levels of sustaining capital expenditures and G&A expenses in Q2 2018 versus Q2 2017 on a per ounce basis. Sustaining capital expenditures in Q2 2018 totaled $44.1 million or $268 per ounce sold, compared to sustaining capital expenditures of $26.7 million or $176 per ounce sold in Q2 2017. Q2 2018 AISC per ounce sold improved 9% from $833 in Q1 2018, mainly due to the impact of higher grades at Macassa and Fosterville on operating cash costs per ounce sold, as well as lower sustaining capital expenditures on a per ounce sold basis, with the reduction mainly at Macassa, as well as lower G&A expense and royalties on a per ounce sold basis. Sustaining capital expenditures in Q1 2018 totaled $42.1 million or $285 per ounce sold.

For YTD 2018, operating cash costs per ounce sold averaged $424, a 19% improvement from $521 for YTD 2017, with the improvement mainly reflecting higher average grades at Macassa and Fosterville. AISC per ounce sold for YTD 2018 averaged $793, similar to the AISC per ounce sold of $794 for YTD 2017. The favourable impact of lower operating cash costs per ounce sold was largely offset by a $76 per ounce sold increase in sustaining capital expenditures over YTD 2017, as well as higher G&A and royalty expenses on a per ounce sold basis. Sustaining capital expenditures for YTD 2018 totaled $86.2 million or $276 per ounce sold, which compared to $57.8 million or $200 per ounce sold for YTD 2017.

Additional Expenses

Exploration and evaluation expenditures in Q2 2018 were $15.8 million, 45% higher than $10.9 million in Q2 2017. The year-over-year increase reflected the Company’s significant commitment to aggressive organic growth through continued exploration success. Exploration and evaluation expenditures in Q2 2018 compared to $16.7 million in Q1 2018. Exploration and evaluation expenditures for YTD 2018 totaled $32.5 million, a 66% increase from $19.6 million for YTD 2017. Exploration and evaluation expenditures in 2018 are heavily weighted to Australia, with YTD 2018 expenditures including $15.2 million in the Northern Territory and $11.7 million at Fosterville, with the remaining $5.6 million at Taylor and Macassa in Canada.

G&A expense (excluding share-based payments expense and transaction costs) totaled $5.8 million in Q2 2018, which compared to $4.1 million in Q2 2017 and $6.9 million the previous quarter. For YTD 2018, G&A expense totaled $12.8 million versus $8.5 million for the same time in 2017. The level of G&A expense for YTD 2018 largely reflected the weighting of legal and audit fees and incentive compensation expense to the first half of the year.

Share based payment expense in Q2 2018 totaled $1.7 million, compared to $1.1 million in Q2 2017 and $1.8 million the previous quarter. The level of share based payment expense in Q1 2018 reflected a higher volume of restricted-share units (“RSUs”) and performance-share units (“PSUs”) granted during the first quarter of the year. YTD 2018 share based payment expense totaled $3.6 million versus $2.5 million for YTD 2017.

Other income in Q2 2018 totaled $4.3 million compared to other income of $0.6 million in Q2 2017 and $5.4 million the previous quarter. The main factors contributing to the increase in other income (loss) from Q2 2017 were unrealized and realized foreign exchange gains of $6.5 million, which resulted largely from the Australian dollar weakening against the US dollar during the quarter, increasing the value of US-dollar cash held in Australia. These gains were only partially offset by the impact of a $2.7 million pre-tax mark-to-market loss on fair valuing the Company's common share purchase warrants. The change in other income from Q1 2018 mainly related to the loss on the fair valuing of the warrants in Q2 2018, which compared to a pre-tax mark-to-market gain of $1.7 million in Q1 2018. Unrealized and realized foreign exchange gains in Q1 2018 totaled $3.9 million compared to the $6.5 million of gains recorded in Q2 2018. For YTD 2018, other income totaled $9.7 million versus $0.7 million for YTD 2017. The increase reflected $10.4 million of unrealized and realized foreign exchange gains resulting from the Australian and Canadian currencies weakening against the US dollar during the first half of 2018, which increased the value of US-dollar cash in both countries. Unrealized and realized foreign exchange gains for YTD 2017 totaled $0.1 million. Partially offsetting the favourable impact on YTD 2018 other income of unrealized and realized foreign exchange gains versus YTD 2017 were $1.1 million of other income for YTD 2017 related to recognition of deferred premium on flow through shares and a pre-tax market-to-market loss of $1.0 million related to the fair valuing of the Company’s warrants in the first half of 2018.

Finance costs in Q2 2018 totaled $1.1 million versus $3.1 million in Q2 2017 and $0.8 million in Q1 2018. The change in finance costs from Q2 2017 mainly related to the maturity of two series of convertible debentures in 2017. The first series, the Company’s C$56.8 million 6% unsecured convertible debentures ("6% convertible debentures"), matured and were repaid form existing cash on June 30, 2017, while the C$62.1 million 7.5% unsecured convertible debentures ("7.5% convertible debentures") matured on December 31, 2017, with over 99% of the debentures being converted into Kirkland Lake Gold common shares. The level of finance costs in Q2 2017 largely related to interest payments on both series of debentures. The increase in finance costs from the previous quarter was due to increased interest on finance leases and other bank charges.

The Company's total income tax expense in Q2 2018 increased from Q2 2017 and the previous quarter due to higher taxable income. Current income tax expense totaled $10.5 million in Q2 2018, along with deferred tax expense of $18.1 million. The deferred tax expense in Q2 2018 resulted from the utilization of $16.3 million of deferred tax assets to reduce current income tax expense. In Q2 2017, current income tax expense totaled $12.8 million, while deferred income tax expense totaled $5.0 million. For the previous quarter, the Company reported current income tax expense of $5.1 million and deferred tax expense of $18.3 million. The $18.3 million of deferred tax expense reflected the utilization of $12.4 million of deferred tax assets to reduce current income tax expense during the quarter. YTD 2018 current income tax expense totaled $15.7 million, while deferred tax expense totaled $34.8 million. Income tax expense for YTD 2017 included $19.4 million of current income tax expense as well as deferred income tax expense of $11.1 million.

Net Earnings in Q2 2018 total $61.5 million or $0.29 per basic share

Net earnings in Q2 2018 totaled $61.5 million ($0.29 per basic share), an increase of $26.9 million or 78% from $34.6 million ($0.17 per basic share) in Q2 2017. Net earnings in Q2 2018 were entirely from continuing operations. Net earnings in Q2 2017 included earnings from continuing operations of $38.4 million ($0.18 per basic share) and loss from discontinued operations of $3.8 million ($0.01 per basic share), related to the Company’s Stawell Mine, which was placed on care and maintenance in December 2016 and sold on December 21, 2017. The 60% increase in net earnings in Q2 2018 from earnings from continuing operations in 2017 reflected the impact of a 13% increase in revenue, due to both higher gold sales and realized gold prices, lower production costs, higher levels of other income, mainly due to unrealized and realized foreign exchange gains on investments, reduced depletion and depreciation costs and lower finance costs. These favourable factors more than offset the impact of higher exploration and evaluation expenses, as well as increased G&A expenses.

Q2 2018 net earnings increased 23% from $50.0 million ($0.24 per basic share) in Q1 2018. Net earnings for both periods were entirely from continuing operations. Revenue in Q2 2018 increased 8% to $214.7 million, reflecting strong growth in gold sales quarter over quarter, which more than offset a reduction in the average selling price of gold. Other factors contributing to higher net earnings compared to Q1 2018 included improved operating cash costs per ounce sold, as well as lower G&A and exploration and evaluation expenses. The factors more than offset the impact of increased depletion and depreciation costs, reflecting higher volumes in Q2 2018, and lower other income. The reduction in other income largely reflected a loss being recorded on fair valuing the Company’s warrants in Q2 2018 versus a gain in Q1 2018, with the impact being partially offset by a higher level of unrealized and realized foreign exchange gains in Q2 2018.

Net earnings for YTD 2018 totaled $111.5 million ($0.53 per basic share), an increase of $67.6 million or 142% from net earnings of $47.7 million ($$0.23 per basic share) for YTD 2017. Net earnings for YTD 2018 were entirely from continuing operations, whereas net earnings for YTD 2017 included earnings from continuing operations of $53.7 million ($0.26 per basic share) and loss from discontinued operations of $6.0 million ($0.03 per basic share) related to the Company’s Stawell Mine. The increase in net earnings compared to YTD 2017 earnings from continuing operations reflected a 15% increase in revenue, due to both higher volumes and realized gold prices, lower production costs, reduced depletion and depreciation expense, higher levels of other income, and lower finance costs.

Adjusted net earnings (Non-IFRS) in Q2 2018 total $63.4 million or $0.30 per basic share

The Company’s adjusted net earnings from continuing operations for Q2 2018 totaled $63.4 million ($0.30 per basic share), which compared to adjusted net earnings from continuing operations of $39.3 million ($0.19 per basic share) in Q2 2017. The difference between net earnings and adjusted net earnings from continuing operations in Q2 2018 mainly reflected the exclusion of a $2.7 million pre-tax mark-to-market loss on the fair valuing the Company’s warrants from adjusted net earnings from continuing operations ($2.0 million on an after-tax basis). The difference between adjusted net earnings from continuing operations and net earnings in Q2 2017 related to the exclusion from adjusted net earnings from continuing operations of $1.1 million of pre-tax severance payments made during the quarter ($0.8 million on an after-tax basis).

Adjusted net earnings from continuing operations in Q2 2018 compared adjusted net earnings from continuing operations of $52.6 million ($0.25 per basic share) in Q1 2018. The difference between adjusted net earnings from continuing operations and net earnings in Q1 2018 mainly reflected the exclusion of a $1.7 million pre-tax mark-to-market gain on the fair valuing the Company’s warrants from adjusted net earnings from continuing operations during the first quarter of the year ($1.2 million on an after-tax basis).

For YTD 2018, adjusted net earnings from continuing operations totaled $116.0 million ($0.55 per basic share), which compared to adjusted net earnings from continuing operations of $56.8 million ($0.27 per basic share) for YTD 2017. The difference between adjusted net earnings from continuing operations and net earnings for YTD 2018 reflected the exclusion of the $1.0 million pre-tax mark-to-market loss ($0.7 million on an after-tax basis) on the fair valuing the Company’s warrants from adjusted net earnings from continuing operations. The difference between adjusted net earnings from continuing operations for YTD 2017 and net earnings for the same period mainly related to the exclusion from adjusted net earnings from continuing operations of $2.6 million of pre-tax purchase-price allocation adjustments on inventories ($1.7 million on an after-tax basis) and $1.1 million of pre-tax severance payments ($0.8 million on an after-tax basis).

Q2 2018 cash flow from operating activities of continuing operations of $120.9 million, free cash flow from continuing operations (Non-IFRS) totals $60.7 million

Cash totaled $318.4 million at June 30, 2018 compared to $275.3 million at March 31, 2018. The $43.1 million or 16% increase in cash in Q2 2018 was largely related to strong cash flow from operating activities, the timing of capital and exploration expenditures, as well as the release of $19.8 million of previously-restricted cash (reflecting changes to security requirements related to rehabilitation performance guarantees). and the impact of utilizing tax losses on the level of cash taxes paid. These factors were partially offset by the use of $16.1 million (C$20.0 million) of cash to acquire four million common shares of Novo, $10.4 million to fund finance lease obligations and $3.3 million for dividend payments.

Cash flow from operating activities of continuing operations in Q2 2018 was a record $120.9 million, a 56% increase from $77.5 million in Q2 2017 and 35% higher than $89.6 million in Q1 2018. Free cash flow from continuing operations in Q2 2018 totaled $60.7 million, an increase of 18% from $51.2 million in Q2 2018 and 20% from $50.2 million in Q1 2018.

The Company’s cash position of $318.4 million at June 30, 2018 compared to total cash of $231.6 million at December 31, 2017. The 37% increase in cash over the first six months of 2018 was driven by strong cash flow from operations, the timing of capital and exploration expenditures in 2018, with growth capital expenditures expected to be weighted to the second half of the year, as well as the impact of the release of previously-restricted cash and the impact of utilizing tax losses on the level of cash taxes paid. These factors were partially offset by cash used to acquire Novo common shares as well as for financing activities such as funding finance lease obligations and making dividend payments. Cash flow from operating activities of continuing operations for YTD 2018 totaled $210.5 million, a 45% increase from $145.3 million for YTD 2017. Free cash flow from continuing operations for YTD 2018 grew 24% from YTD 2017, to $110.9 million from $89.7 million for the same period in 2017.

Table 3. Review of Financial Performance

(in thousands except per share amounts)	Three months ended June 30, 2018	Three months ended June 30, 2017 (Restated)(1)	Six months ended June 30, 2018	Six months ended June 30, 2017 (Restated)(1)

Revenue	$214,653	$189,894	$412,890	$358,422

Production costs	(66,494)	(72,926)	(137,977)	(153,535)
Royalty expense	(6,217)	(5,409)	(12,235)	(10,076)
Depletion and depreciation	(32,484)	(35,889)	(60,432)	(71,348)
Earnings from mine operations	109,458	75,670	202,246	123,463

Expenses
General and administrative(2)	(7,468)	(6,262)	(16,228)	(11,827)
Transaction costs	—	(19)	—	(397)
Exploration and evaluation	(15,763)	(10,908)	(32,466)	(19,632)
Care and maintenance	(230)	(508)	(1,039)	(2,909)
Earnings from operations	$85,997	$57,973	$152,513	$88,698
Other income, net	4,290	590	9,654	714

Finance and other items
Finance income	943	621	1,661	1,193
Finance costs	(1,121)	(3,081)	(1,831)	(6,349)
Earnings before taxes	90,109	56,103	161,997	84,256
Current income tax expense	(10,526)	(12,776)	(15,672)	(19,382)
Deferred tax expense	(18,097)	(4,966)	(34,802)	(11,145)

Earnings from continuing operations	$61,486	$38,361	$111,523	$53,729
Loss from discontinued operations	—	(3,790)	—	(6,025)
Net earnings	$61,486	$34,571	$111,523	$47,704

Basic earnings per share	$0.29	$0.17	$0.53	$0.23
Diluted earnings per share	$0.29	$0.16	$0.52	$0.23

(1)	These figures are restated due to the sale of Stawell in December 2017.

(2)
G&A expense for Q2 2018 (Q2 2017) include G&A of $5.8 million ($4.1 million in Q2 2017), severance payment of $nil ($1.1 million in Q2 2017) and share based payment expense of $1.6 million ($1.1 million in Q2 2017). G&A expense for YTD 2018 (YTD 2017) include G&A expenses of $12.8 million ($8.5 million in YTD 2017), severance payment of $nil ($1.1 million in YTD 2017) and share based payment expense of $3.5 million ($2.2 million in YTD 2017).

YTD Performance Against 2018 Guidance

In 2017, Kirkland Lake Gold achieved all of the Company’s consolidated production and unit cost guidance. On January 17, 2018, the Company announced its guidance for full-year 2018, which includes increased production levels compared to 2017, improved unit costs and higher levels of capital and exploration expenditures. Following completion of the first half of 2018, the Company's full-year 2018 guidance remained unchanged. The increase in capital and exploration expenditures is in support of achieving the Company’s longer-term objective of growing annual gold production over the next five to seven years to approximately a million ounces.

Table 4. 2018 Guidance (as at August 1, 2018)1

($ millions unless otherwise stated)	Macassa	Taylor	Holt	Fosterville	Consolidated
Gold production (kozs)	215 - 225	60 - 70	65 - 75	260 - 300	+620
Operating cash costs/ounce sold ($/oz) (2)	475 - 500	625 - 650	625 - 650	270 - 290	$425 - $450
AISC/ounce sold ($/oz) (2)					$750 - 800
Operating cash costs (2)					$260 - $270
Royalty costs					$22 - $27
Sustaining capital(2)					$150 - $170
Growth capital(2)					$85 - $95
Exploration					$75 - $90
Corporate G&A (3)					$20 - $22

(1)	Represents the Company’s guidance for which the three and six months ended June 30, 2018 was measured against.

(2)
See “Non-IFRS Measures” set out starting on page 32 of the MD&A for the three and six months ended June 30, 2018 for further details. The most comparable IFRS Measure for operating cash costs, operating cash costs per ounce sold and AISC per ounce sold is production costs, as presented in the Consolidated Statements of Operations and Comprehensive Income, and total additions and construction in progress for sustaining and growth capital. Operating cash costs, operating cash cost per ounce sold and AISC per ounce sold reflect an average US$ to C$ exchange rate of 1.2983 and a US$ to A$ exchange rate of 1.3047.

(3)	Includes general and administrative costs and severance payments. Excludes non-cash share-based payment expense.

Table 5. YTD 2018 Results

($ millions unless otherwise stated)	Macassa	Taylor	Holt	Fosterville	Consolidated(1)
Gold production (kozs)	114,609	25,995	30,387	141,305	312,329
Operating cash costs/ounce sold ($/oz) (2)	$453	$760	$731	$261	$424
AISC/ounce sold ($/oz) (2)					$793
Operating cash costs (2)					$132.4
Royalty costs					$12.2
Sustaining capital(2)					$86.2
Growth capital(2)					$15.7
Exploration and evaluation					$43.9
Corporate G&A expense(3)					$12.8

(1)	Consolidated 2018 production includes 33 ounces processed from the Holloway Mine.

(2)
See “Non-IFRS Measures” set out starting on page 32 of this MD&A for further details. The most comparable IFRS Measure for operating cash costs, operating cash costs per ounce sold and AISC per ounce sold is production costs, and total additions and construction in progress for sustaining and growth capital as presented in the Consolidated Statements of Operations and Comprehensive Income. Operating cash costs, operating cash cost per ounce sold and AISC per ounce sold reflect an average US$ to C$ exchange rate of 1.2780 and a US$ to A$ exchange rate of 1.2968.

(3)	Includes general and administrative costs and severance payments. Excludes non-cash share-based payment expense.

Key Highlights of YTD 2018 Performance Compared to Guidance

Consolidated gold production of 312,329 ounces for YTD 2018 surpassed target levels for the first half of the year and compared favourably well to the Company’s full-year 2018 guidance of over 620,000 ounces of gold production. Production for YTD 2018 was driven by record half-year production at both Fosterville and Macassa. The Macassa mine produced 114,609 ounces and ended the second quarter well positioned to achieve its full-year 2018 production guidance. Production at Fosterville totaled 141,305 ounces, also in line with full-year 2018 guidance. Production at both Holt and Taylor is expected to increase during the second half of 2018, with the production guidance for full-year 2018 remaining unchanged for both mines.

Production costs for YTD 2018 totaled $138.0 million. Operating cash costs for YTD 2018 of $132.4 million were in line with the Company’s 2018 guidance range of $260 - $270 million, and compared to $150.6 million for YTD 2017. Operating cash costs for YTD 2017 included $31.5 million of production costs in the Northern Territory prior to the operation being place on care and maintenance effective June 30, 2017.
Operating cash costs per ounce sold for YTD 2018 of $424 were at the low end of the Company's guidance for full- year 2018 of $425 - $450. Operating cash costs per ounce sold at Fosterville for YTD 2018 averaged $261, better than the target range of $270 - $290 reflecting higher than planned grades due to increased mining activity in high-grade parts of the Eagle Zone near the contact with the Swan Zone and the impact of positive grade reconciliations. Operating cash costs per ounce sold at Macassa were also better than full-year 2018 guidance, averaging $453 versus full-year guidance of $475 - $500, mainly due to the impact of favourable grade reconciliations and improvements in grade control practices. Operating cash costs per ounce sold at the Holt and Taylor mines averaged $731 and $760, respectively, above each mine’s guidance for full-year 2018. Both Holt and Taylor are targeting higher levels of production and improved unit costs during the second half of 2018, with their current targets for operating cash costs per ounce sold remaining unchanged.

AISC per ounce sold of $793 for YTD 2018 was within the Company’s full-year 2018 guidance of $750 - $800, with further improvement anticipated during the second half of 2018.

Royalty costs totaled $12.2 million for YTD 2018, in line with full-year 2018 guidance of $22 - $27 million.

Sustaining capital expenditures for YTD 2018 totaled $86.2 million. The Company remains on track to achieve full-year 2018 guidance of $150 - $170 million.

Growth capital expenditures for YTD 2018 totaled $15.7 million, excluding capitalized exploration expenditures. These expenditures were lower than anticipated, largely due to the timing for permitting and procurement. Included in growth capital expenditures were $7.6 million at Macassa, $6.5 million of expenditures at Fosterville, $0.9 million in the Northern Territory and $0.7 million split between the Holt and Taylor mines. Increased capital expenditures related to construction and procurement for the Macassa #4 shaft project are expected during the second half of 2018, with the project remaining on track for the commencement of full-face shaft sinking by the second quarter of 2019 and for completion of phase one of the project by the second quarter of 2022. At Fosterville, expenditures related to the mine’s three key growth projects, a new ventilation system, construction of a paste-fill plant and a new water treatment plant, are also expected to increase during the second half of 2018, as the rate of development advance related to the ventilation raises accelerates, surface construction of the paste fill plant commences following the completion of permitting and procurement and continued progress is achieved with the new water treatment plant. The target completion dates for the three projects remains largely unchanged. The Company continues to target full-year 2018 growth capital expenditures of $85 - $95 million.

Exploration expenditures totaled $43.9 million for YTD 2018. Included in YTD exploration expenditures were $32.5 million of expensed exploration expenditures and $11.4 million of capitalized exploration expenditures. At Fosterville, exploration work focused on infill and extension drilling at a number of in-mine targets, as well as work to evaluate district targets in close proximity to the mine. In addition, development commenced on an exploration drift at Harrier South at Fosterville Mine, where concentrations of quartz veining with a high occurrence of visible gold have been intersected similar to those found at the Lower Phoenix system near the high-grade Swan Zone. In the Northern Territory, drilling continued at both the Lantern Deposit at the Cosmo mine and below the Prospect and Crosscourse open pits at Union Reefs. Also, two exploration drifts from the existing Cosmo ramp into the Lantern Deposit were approximately 50% complete at June 30, 2018 and are expected to be completed in the third quarter. Drilling from the 920 Level drift is in progress, with drilling from the 610 Level drift to commence in early August. In Canada, underground drilling at Macassa continued to generate encouraging results in support of future growth in mineral resource and mineral reserves, while drilling at Taylor continued to target additional expansion of mineralization around the Shaft and West Porphyry deposits. The Company continues to target total exploration expenditures for full-year 2018 of $75 - $90 million.

Corporate G&A expense totaled $12.8 million for YTD 2018, reflecting a weighting of these expenditures to the early part of the year. Corporate G&A expense is expected to end the year in line with full-year guidance of $20 - $22 million.

Improvements to Full-Year 2018 Guidance

Based on the Company’s performance for YTD 2018, as well as expectations for the remainder of the year, the Company has improved the full-year 2018 guidance for production and operating cash costs per ounce sold on a consolidated basis, as well as for the Fosterville and Macassa mines. Consolidated full-year production is now targeted at over 635,000 ounces, compared to the previous guidance of over 620,000 ounces. Full-year 2018 guidance for consolidated operating cash costs per ounce sold is improved to $400 - $425, which compared to the previous guidance of $425 - $450. At Fosterville, the Company is now targeting full-year 2018 production of 275,000 - 300,000 ounces, which compares to the previous guidance of 260,000 - 300,000 ounces. Guidance for operating cash costs per ounce sold at Fosterville is improved to $250 - $270 from the previous target range of $270 - $290. At Macassa, full-year 2018 guidance for production is revised to 220,000 - 225,000 ounces from the previous guidance of $215,000 - 225,000 ounces, while the mine’s full-year 2018 guidance for operating cash costs per ounce sold is improved to $450 - $475 from $475 - $500 previously. Other components of the Company’s full-year 2018 guidance remained unchanged from the targets first released in the Kirkland Lake Gold News Release dated January 17, 2018.

Table 6. Improved 2018 Guidance (as at August 1, 2018)1

($ millions unless otherwise stated)	Macassa	Taylor	Holt	Fosterville	Consolidated
Gold production (kozs)	220 - 225	60 - 70	65 - 75	275 - 300	+635
Operating cash costs/ounce sold ($/oz) (1)	450 - 475	625 - 650	625 - 650	250 - 270	$400 - $425
AISC/ounce sold ($/oz) (1)					$750 - 800
Operating cash costs (1)					$260 - $270
Royalty costs					$22 - $27
Sustaining capital(1)					$150 - $170
Growth capital(1)					$85 - $95
Exploration					$75 - $90
Corporate G&A (2)					$20 - $22

(1)
See “Non-IFRS Measures” set out starting on page 32 of the MD&A for the three and six months ended June 30, 2018 for further details. The most comparable IFRS Measure for operating cash costs, operating cash costs per ounce sold and AISC per ounce sold is production costs, as presented in the Consolidated Statements of Operations and Comprehensive Income, and total additions and construction in progress for sustaining and growth capital. Operating cash costs, operating cash cost per ounce sold and AISC per ounce sold reflect an average US$ to C$ exchange rate of 1.28 and a US$ to A$ exchange rate of 1.31.

(2)	Includes general and administrative costs and severance payments. Excludes non-cash share-based payment expense.

Q2 2018 Financial Results and Conference Call Details
A conference call to discuss the Q2 and YTD 2018 results will be held by senior management on Wednesday, August 1, 2018, at 1:30 pm ET. Call-in information is provided below. The call will also be webcast and accessible on the Company’s website at www.klgold.com.

Date:	WEDNESDAY, AUGUST 1, 2018
Conference Id:	8986758
Time:	1:30 pm ET
Toll-free number:	1 (866) 393-4306
International callers:	1 (734) 385-2616
Webcast URL:	https://event.on24.com/wcc/r/1772072/71EDE740C03CE70A2D11FB00652CC45A

Qualified Persons
Pierre Rocque, P.Eng., Vice President, Canadian Operations and Ian Holland, FAusIMM, Vice President Australian Operations are “qualified persons” as defined in National Instrument 43-101 and have reviewed and approved disclosure of the technical information and data in this news release.

About Kirkland Lake Gold Ltd.
Kirkland Lake Gold Ltd. is a mid-tier gold producer that in 2018 is targeting over 620,000 ounces of gold production from mines in Canada and Australia. The production profile of the company is anchored from two high-grade, low-cost operations, including the Macassa Mine located in Northeastern Ontario and the Fosterville Mine located in the state of Victoria, Australia. Kirkland Lake Gold's solid base of quality assets is complemented by district scale exploration potential, supported by a strong financial position with extensive management and operational expertise.

Non-IFRS Measures
The Company has included certain non-IFRS measures in this document, as discussed below. The Company believes that these measures, in addition to conventional measures prepared in accordance with IFRS, provide investors an improved ability to evaluate the underlying performance of the Company. The non-IFRS measures are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. These measures do not have any standardized meaning prescribed under IFRS, and therefore may not be comparable to other issuers. Refer to the Q1 2018 MD&A for the three months ended March 31, 2018 for the Q1 2018 non-IFRS reconciliations.

Free Cash Flow from Continuing Operations
In the gold mining industry, free cash flow is a common performance measure with no standardized meaning. The Company calculates free cash flow from continuing operations by deducting cash capital spending (capital expenditures for the period, net of expenditures paid through finance leases) from net cash provided by operating activities of continuing operations.

The Company discloses free cash flow from continuing operations as it believes the measure provides valuable assistance to investors and analysts in evaluating the Company’s ability to generate cash flow. The most directly comparable measure prepared in accordance with IFRS is net cash provided by operating activities of continuing operations and net cash used in investing activities of continuing operations.

Operating Cash Costs and Operating Cash Costs per Ounce Sold
Operating cash costs and operating cash cost per tonne and per ounce sold are non-IFRS measures. In the gold mining industry, these metrics are common performance measures but do not have any standardized meaning under IFRS. Operating cash costs include mine site operating costs such as mining, processing and administration, but exclude royalty expenses, depreciation and depletion and share based payment expenses and reclamation costs. Operating cash cost per ounce sold is based on ounces sold and is calculated by dividing operating cash costs by volume of gold ounces sold.

The Company discloses operating cash costs and operating cash cost per tonne and per ounce sold as it believes the measures provide valuable assistance to investors and analysts in evaluating the Company’s operational performance and ability to generate cash flow. The most directly comparable measure prepared in accordance with IFRS is total production expenses. Operating cash costs and operating cash cost per ore tonne produced and per ounce of gold sold should not be considered in isolation or as a substitute for measures prepared in accordance with IFRS.

Sustaining and Growth Capital
Sustaining capital and growth capital are Non-IFRS measures. Sustaining capital is defined as capital required to maintain current operations at existing levels. Growth capital is defined as capital expenditures for major growth projects or enhancement capital for significant infrastructure improvements at existing operations.

AISC and AISC per Ounce Sold

AISC and AISC per ounce sold are Non-IFRS measures. These measures are intended to assist readers in evaluating the total costs of producing gold from current operations. While there is no standardized meaning across the industry for this measure, the Company’s definition conforms to the definition of AISC as set out by the World Gold Council in its guidance note dated June 27, 2013.

The Company defines AISC as the sum of operating costs (as defined and calculated above), royalty expenses, sustaining capital, corporate expenses and reclamation cost accretion related to current operations. Corporate expenses include general and administrative expenses, net of transaction related costs, severance expenses for management changes and interest income. AISC excludes growth capital, reclamation cost accretion not related to current operations, interest expense, debt repayment and taxes.

Average Realized Price per Ounce Sold

In the gold mining industry, average realized price per ounce sold is a common performance measure that does not have any standardized meaning. The most directly comparable measure prepared in accordance with IFRS is revenue from gold sales. Average realized price per ounces sold should not be considered in isolation or as a substitute for measures prepared in accordance with IFRS. The measure is intended to assist readers in evaluating the total revenues realized in a period from current operations.

Adjusted Net Earnings from Continuing Operations and Adjusted Net Earnings per Share from Continuing Operations
Adjusted net earnings from continuing operations and adjusted net earnings per share from continuing operations are used by management and investors to measure the underlying operating performance of the Company.

Adjusted net earnings from continuing operations is defined as net earnings adjusted to exclude the after-tax impact of specific items that are significant, but not reflective of the underlying operations of the Company, including transaction costs and executive severance payments, purchase price adjustments reflected in inventory, and other non-recurring items. Adjusted net earnings per share from continuing operations is calculated using the weighted average number of shares outstanding for adjusted net earnings per share from continuing operations.

Earnings from Continuing Operations before Interest, Taxes, Depreciation, and Amortization (“EBITDA from continuing operations”)

EBITDA from continuing operations represents net earnings from continuing operations before interest, taxes, depreciation and amortization. EBITDA from continuing operations is an indicator of the Company’s ability to generate liquidity by producing operating cash flow to fund working capital needs, service debt obligations, and fund capital expenditures.

Working Capital

Working capital is a Non-IFRS measure. In the gold mining industry, working capital is a common measure of liquidity, but does not have any standardized meaning.

The most directly comparable measure prepared in accordance with IFRS is current assets and current liabilities. Working capital is calculated by deducting current liabilities from current assets. Working capital should not be considered in isolation or as a substitute from measures prepared in accordance with IFRS. The measure is intended to assist readers in evaluating the Company’s liquidity.

Risks and Uncertainties
The exploration, development and mining of mineral deposits involves significant risks, which even a combination of careful evaluation, experience and knowledge may not eliminate. Kirkland Lake Gold is subject to several financial and operational risks that could have a significant impact on its cash flows and profitability. The most significant risks and uncertainties faced by the Company include: the price of gold; the uncertainty of production estimates, including the ability to extract anticipated tonnes and successfully realizing estimated grades; changes to operating and capital cost assumptions; the inherent risk associated with project development and permitting processes; the uncertainty of the mineral resources and their development into mineral reserves; the replacement of depleted reserves; foreign exchange risks; regulatory; tax as well as health, safety, and environmental risks. For more extensive discussion on risks and uncertainties refer to the “Risks and Uncertainties” section in the December 31, 2017 Annual Information Form and the Company’s MD&A for the period ended December 31, 2017 filed on SEDAR.

Cautionary Note Regarding Forward-Looking Information
This press release contains statements which constitute "forward-looking information" within the meaning of applicable securities laws, including statements regarding the plans, intentions, beliefs and current expectations of Kirkland Lake Gold with respect to future business activities and operating performance. Forward-looking information is often identified by the words "may", "would", "could", "should", "will", "intend", "plan", "anticipate", "believe", "estimate", "expect" or similar expressions and include information regarding: (i) the amount of future production over any period; (ii) assumptions relating to revenues, operating cash flow and other revenue metrics set out in the Company's disclosure materials; and (iii) future exploration plans.
Investors are cautioned that forward-looking information is not based on historical facts but instead reflect Kirkland Lake Gold's management's expectations, estimates or projections concerning future results or events based on the opinions, assumptions and estimates of management considered reasonable at the date the statements are made. Although Kirkland Lake Gold believes that the expectations reflected in such forward-looking information are reasonable, such information involves risks and uncertainties, and undue reliance should not be placed on such information, as unknown or unpredictable factors could have material adverse effects on future results, performance or achievements of the combined company. Among the key factors that could cause actual results to differ materially from those projected in the forward-looking information are the following: the future development and growth potential of the Canadian and Australian operations; the future exploration activities planned at the Canadian and Australian operations and anticipated effects thereof; liquidity risk; risks related to community relations; risks relating to equity investments; risks relating to first nations and Aboriginal heritage; the availability of infrastructure, energy and other commodities; nature and climactic conditions; risks related to information technology and cybersecurity; timing and costs associated with the design, procurement and construction of the Company’s various capital projects, including but not limited to the #4 Shaft project at the Macassa Mine and the ventilation and paste fill plant project at the Fosterville Mine; permitting; currency exchange rates (such as the Canadian dollar and the Australian dollar versus the United States dollar); risks associated with dilution; labour and employment matters; risks in the event of a potential conflict of interest; changes in general economic, business and political conditions, including changes in the financial markets; changes in applicable laws; and compliance with extensive government regulation. This forward-looking information may be affected by risks and uncertainties in the business of Kirkland Lake Gold and market conditions. This information is qualified in its entirety by cautionary statements and risk factor disclosure contained in filings made by Kirkland Lake Gold, including its annual information form and financial statements and related MD&A for the financial year ended December 31, 2017 and 2016 filed with the securities regulatory authorities in certain provinces of Canada and available at www.sedar.com.
Should one or more of these risks or uncertainties materialize, or should assumptions underlying the forward-looking information prove incorrect, actual results may vary materially from those described herein as intended, planned, anticipated, believed, estimated or expected. Although Kirkland Lake Gold has attempted to identify important risks, uncertainties and factors which could cause actual results to differ materially, there may be others that cause results not to be as anticipated, estimated or intended. Kirkland Lake Gold does not intend, and do not assume any obligation, to update this forward-looking information except as otherwise required by applicable law.

FOR FURTHER INFORMATION PLEASE CONTACT
Anthony Makuch, President, Chief Executive Officer & Director
Phone: +1 416-840-7884
E-mail: tmakuch@klgold.com

Mark Utting, Vice-President, Investor Relations
Phone: +1 416-840-7884
E-mail: mutting@klgold.com